UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 4

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CTI BIOPHARMA CORP.

(Name of Subject Company (Issuer))

CLEOPATRA ACQUISITION CORP.

(Name of Filing Person—Offeror)

A Wholly Owned Indirect Subsidiary of

SWEDISH ORPHAN BIOVITRUM AB (PUBL)

(Name of Filing Person—Parent of Offeror)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

12648L601

(CUSIP Number of Class of Securities)

Torbjörn Hallberg

Swedish Orphan Biovitrum AB (publ)

General Counsel and Head of Legal Affairs

Tomtebodavägen 23A

SE-112 76

Stockholm, Sweden

+46 8 697 20 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

R. Scott Shean, Esq.

Leah R. Sauter, Esq.

Latham & Watkins LLP

650 Town Center Drive

20th Floor

Costa Mesa, California

(714) 540-1235

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 25, 2023 (as amended and supplemented from time to time, the “Schedule TO”) by Cleopatra Acquisition Corp. (the “Purchaser”), a Delaware corporation and a wholly owned indirect subsidiary of Swedish Orphan Biovitrum AB (publ), a Swedish public limited liability company (“Sobi”). The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of CTI BioPharma Corp., a Delaware corporation (“CTI BioPharma”), at a price of $9.10 per Share, net to the seller in cash, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions described in the offer to purchase, dated May 25, 2023 (the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer.”

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule TO.

Items 1 through 9 and 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following text:

“At one minute following 11:59 p.m., Eastern Time, on June 23, 2023, the Offer expired. Computershare Trust Company, N.A., the depositary for the Offer, advised Purchaser that, as of the expiration of the Offer, a total of 110,640,230 Shares were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 83.8% of the Shares outstanding as of the expiration of the Offer.

As of the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition, and all other conditions to the Offer were satisfied or waived. Immediately after the expiration of the Offer, Purchaser irrevocably accepted for payment, and will promptly pay for, all Shares tendered and not validly withdrawn pursuant to the Offer.

Sobi and Purchaser will complete the acquisition of CTI BioPharma on June 26, 2023, by consummating the Merger pursuant to the Merger Agreement at approximately 8:00 a.m. Eastern Time without a meeting or vote of CTI BioPharma stockholders in accordance with Section 251(h) of the DGCL. At the effective time of the Merger, the Shares not tendered pursuant to the Offer (other than the Excluded Shares and Dissenting Shares) will each be converted into the right to receive cash in an amount equal to the Offer Price, without interest, and subject to any applicable withholding taxes.

Following the consummation of the Merger, the Shares will be delisted and will cease to trade on The Nasdaq Stock Market. CTI BioPharma and Sobi intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of CTI BioPharma’s reporting obligations under the Exchange Act as promptly as practicable.

On June 24, 2023, Sobi issued a press release announcing the expiration and results of the Offer, and on June 26, 2023, Sobi issued a press release announcing the consummation of the Merger. The full text of the press releases are attached as Exhibits (a)(5)(iv) and (a)(5)(v) hereto, respectively, and are incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Exhibit Description

(a)(5)(iv)	Press Release issued by Swedish Orphan Biovitrum AB (publ) on June 24, 2023, announcing the expiration and results of the Offer.

(a)(5)(v)	Press Release issued by Swedish Orphan Biovitrum AB (publ) on June 26, 2023, announcing the consummation of the Merger.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2023	SWEDISH ORPHAN BIOVITRUM AB (PUBL)

	By:	/s/ Henrik Stenqvist
Name: Henrik Stenqvist
Title: Authorized Officer

CLEOPATRA ACQUISITION CORP.

	By:	/s/ Torbjörn Hallberg
Name: Torbjörn Hallberg
Title: Authorized Officer